SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 COMMISSION FILE NUMBER: 0-22191

                           NOTIFICATION OF LATE FILING

(Check  One):  [_] Form 10-K   [_] Form 11-K   [_] Form 20-F   [X] Form 10-Q   [_] Form N-SAR

     For Period Ended:   March 31, 1998

          |_|      Transition Report on Form 10-K                        |_|       Transition Report on Form 10-Q
          |_|      Transition Report on Form 20-F                        |_|       Transition Report on Form N-SAR
          |_|      Transition Report on Form 11-K

          For the Transition Period Ended:____________________________

          Read attached instruction before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant    CCA COMPANIES INCORPORATED
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Former name if applicable    CONSERVER CORPORATION OF AMERICA
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Address of principal executive office (Street and number)

                          3250 Mary Street - Suite 405
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City, state and zip code  Coconut Grove, Florida  33133
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                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

   |_| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   |_| (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     In December 1997, the Registrant acquired a Cypress entity which held a 65% interest in an entity of the Russian Federation. The Registrant's Quarterly Report on Form 10-Q cannot be filed within the prescribed time as a result of the Registrant's acquisition because the Registrant has been unable to obtain the necessary financial information on a GAAP basis of the foreign acquired entities. In addition, the Company needs additional time to calculate the revenues arising out of its recently completed hotel management contracts. Accordingly, the Registrant's Form 10-Q could not be filed within the prescribed time and the Registrant seeks relief pursuant to Rule 12b-25(b) of the Securities Exchange Act of 1934.


                                     PART IV
                                OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

                 Miles R. Greenberg             305                444-3888
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                       (Name)                (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                    [ ] Yes               [X] No

     The Company has failed to file a periodic report on Form 8-K to reflect the acquisition of the aforementioned Cypress entity. Information regarding the Cypress acquisition was included in the Company's quarterly report on Form 10-Q for the period ended December 31, 1997. The aforementioned Cypress and Russian entities are currently being audited by an independent public accountant so that the Company can disclose three years audited financial information on a periodic report on Form 8-K.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [ ] Yes               [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           CCA COMPANIES INCORPORATED
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

   Date:        May 14, 1998                     By: /s/ Miles R. Greenberg
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                                                     Miles R. Greenberg
                                                     Chief Financial Officer

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has not been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T.


















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